February 12 2020	TSX.V - GIGA

Increased Metallurgical recoveries being incorporated into Preliminary Economic Assessment of Turnagain Project

(Vancouver) - Martin Vydra, President of Giga Metals Corp. (TSX.V - GIGA) announced today that recent metallurgical test work has demonstrated significantly improved nickel and cobalt recoveries from the Company's flagship Turnagain deposit.

Ongoing metallurgical test work at Blue Coast Research has identified improvement opportunities for the straight-forward flotation process used on Turnagain nickel minerals.  To date, a conventional rougher-cleaner flowsheet has been used to recover nickel to a high-grade sulphide concentrate (15 - 20% Ni).

Recent work has shown that separating the fast-floating nickel minerals from slower-floating material offers the ability to treat the slower-floating material with a separate conventional flotation cleaning circuit and/or a concentrate regrind.  Repeated tests indicate that this simple change to the Turnagain mill flowsheet could improve recovery by several percent over the conventional flowsheet, which has been thoroughly tested.

"The improvement in recoveries is significant enough that we have decided to suspend work on the Preliminary Economic Assessment (PEA) while confirmatory metallurgical test work, including locked-cycle tests, is completed." said Mr. Vydra.  "The new results will be included in the PEA, and completion is now expected late in the second quarter."

Giga Metals has been updating the PEA on the Turnagain project to establish the relative value of the deposit when compared to peer groups of large undeveloped sulphide deposits and undeveloped, high cost HPAL (High Pressure Acid Leach) laterite projects, both of which are expected to compete for development dollars to supply the looming demand for battery materials such as nickel and cobalt.

Lyle Trytten, M.Sc., P.Eng., a Qualified Person as defined by NI 43-101, has reviewed and approved the technical disclosure in this news release.

On behalf of the Board of Directors,

"Martin Vydra"

Martin Vydra, President
GIGA METALS CORPORATION

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